Forum Energy Technologies, Inc.

10344 Sam Houston Park Drive, Suite 300

Houston, Texas 77064

(713) 351-7900

July 29, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4
(File No. 333-239684) of Forum Energy Technologies, Inc. and the additional registrants signatories hereto (the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby request that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on July 30, 2020, or as soon thereafter as practicable. In making this acceleration request, the Registrants acknowledge that they are aware of their obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 and that such effectiveness be confirmed in writing.

Thank you for your assistance in this matter.

Very truly yours, FORUM ENERGY TECHNOLOGIES, INC.

By:	/s/ D. Lyle Williams
Name:	D. Lyle Williams
Title:	Executive Vice President and Chief Financial Officer

FET HOLDINGS, LLC

FORUM ENERGY SERVICES, INC.

FORUM GLOBAL HOLDINGS, LLC

FORUM GLOBAL TUBING LLC

FORUM US, INC.

FORUM INTERNATIONAL HOLDINGS, INC.

FORUM GLOBAL TUBING LP

HOUSTON GLOBAL HEAT TRANSFER LLC

GLOBAL TUBING, LLC

By:	/s/ John C. Ivascu
Name:	John C. Ivascu
Title:	Authorized Signatory

GLOBAL FLOW TECHNOLOGIES, INC. Z EXPLORATIONS, INC. Z RESOURCES, INC. ZY-TECH GLOBAL INDUSTRIES, INC.

By:	/s/ Steve Pounds
Name:	Steve Pounds
Title:	President

Signature Page to Acceleration Request